                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                                  BOOMTOWN, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    09858810
                                 (CUSIP Number)


    Edward P. Roski, Jr.                         With a copy to:
    Majestic Realty Co.                          Michael W. Sturrock, Esq.
    13191 Crossroads Parkway North               Latham & Watkins
    Sixth Floor                                  633 West Fifth Street
    City of Industry, California 91746           Suite 4000
    (310) 692-9581                               Los Angeles, California  90071
                                                 (213) 485-1234
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 12, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 9 Pages
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                                  SCHEDULE 13D

          CUSIP No. 09858810



     1     NAME OF PERSON
             EDWARD P. ROSKI, JR.

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*            (a)  [  ]

                                                                      (b)  [  ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
             00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
           PURSUANT TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

                                7     SOLE VOTING POWER
                                        724,586
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER

  EACH REPORTING PERSON                 0

  WITH                          9     SOLE DISPOSITIVE POWER
                                        724,586

                               10     SHARED DISPOSITIVE POWER
                                        0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             724,586

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [  ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.8%

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





                               Page 2 of 9 Pages
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ITEM 1.          SECURITY AND ISSUER.

                 This Amendment No. 2 amends and restates in its entirety the
Schedule 13D previously filed by Edward P. Roski, Jr., an individual ("Mr. Roski"), on June 10, 1994, as amended by Amendment No. 1 filed by Mr. Roski on August 11, 1994. This statement relates to the shares of Common Stock, $.01 par value per share (the "Shares"), of Boomtown, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at P.O. Box 399, Verdi, Nevada 89439.

ITEM 2.          IDENTITY AND BACKGROUND.

         (a)     This statement is being filed by Mr. Roski.

         (b) Mr. Roski's business address is 13191 Crossroads Parkway North, Sixth Floor, City of Industry, California 91746.

         (c) Mr. Roski's principal employment is serving as President and Chief Operating Officer of Majestic Realty Co. ("Majestic"). Majestic is principally engaged in the business of owning and developing real estate and its address is 13191 Crossroads Parkway North, Sixth Floor, City of Industry, California 91746.

         (d) During the last five years, Mr. Roski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Roski was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Roski is a citizen of the United States of America.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Pursuant to that certain Stockholders and Affiliates Agreement dated as of June 30, 1993 by and between, among others, Mr. Roski and the Issuer, as amended (the "Blue Diamond Stockholders Agreement"), Mr. Roski sold to the Issuer 50% of the outstanding stock of Blue Diamond Hotel & Casino, Inc., a Nevada corporation ("Blue Diamond"), for an aggregate consideration of 100 Shares (the "Blue Diamond Stock Sale"). At the time of the Blue Diamond Stock Sale, Blue Diamond conducted no business and had no assets or liabilities and such sale was made in connection with the development, construction and operation of Boomtown Las Vegas, a hotel and casino currently operated by Blue Diamond (the "Resort"). Concurrently with the Blue Diamond Stock Sale, Mr. Roski granted to the Issuer, subject to certain terms and conditions, an exclusive and irrevocable option to acquire the remaining 50% of the outstanding stock of Blue Diamond (the "Blue Diamond Stock Option"). On June 2, 1994, Mr. Roski received a letter from the Issuer notifying Mr. Roski of the Issuer's election to exercise the Blue Diamond Stock Option. On August 5, 1995, pursuant to a Stock Acquisition Agreement and Plan of Reorganization dated as of June 30, 1994 by and between Mr. Roski and the Issuer (the "Stock Acquisition Agreement"), Mr. Roski received 714,286 Shares from the Issuer in return for the remaining 50% of the outstanding stock of Blue Diamond beneficially owned by Mr. Roski.





                               Page 3 of 9 Pages
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                 Mr. Roski had previously acquired 5,000 Shares with personal funds. Further, one Share was issued to Mr. Roski as a gift from the Issuer in March of 1996. An additional 5,199 Shares are issuable upon the exercise of options received by Mr. Roski in connection with his services as a Director of the Issuer.

ITEM 4.          PURPOSE OF TRANSACTION.

                 Mr. Roski acquired the 724,586 Shares for investment purposes. As described in Item 6 below, pursuant to the Purchase Agreement (as defined below), Mr. Roski has agreed to sell 714,386 Shares to Hollywood Park for a $3,464,722 promissory note.

                 So long as Mr. Roski is a member of the Board of Directors of the Issuer, he intends to participate in the formulation, determination and direction of basic business decisions and policies of the Issuer. For further discussion of (i) the Purchase Option Agreement (as defined below) pursuant to which a partnership affiliated with Mr. Roski has granted an option to Blue Diamond which could result in the acquisition of additional Shares in the future; and (ii) the Boomtown Stockholders Agreement (as defined below) which contains provisions relating to Mr. Roski's membership on the Issuer's Board of Directors and the Issuer's rights of first refusal, see Item 6, below.

                 Except as indicated above, Mr. Roski has no plans or proposals with respect to the Issuer that relate to or that would result in the occurrence of any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The 724,586 Shares beneficially owned by Mr. Roski constitute approximately 7.8% of the total number of Shares outstanding as of August 14, 1996, after giving effect to the issuance of the 5,199 Shares which Mr. Roski is entitled to purchase upon the exercise of certain stock options granted to him by the Issuer based upon 9,248,340 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed under Commission File No. 0-20648 on May 15, 1996.

                 (b) Mr. Roski has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 724,586 Shares beneficially owned by him.

                 (c) Except as set forth herein, Mr. Roski has not engaged in any transaction during the past 60 days in any securities of the Issuer.

                 (d)      Not applicable.

                 (e)      Not applicable.




                               Page 4 of 9 Pages
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ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                 RESPECT TO SECURITIES OF THE ISSUER.

                 Concurrently with the execution of the Blue Diamond Stockholders Agreement, IVAC, a general partnership of which Mr. Roski is one of two general partners, entered into a Purchase Option Agreement with the Issuer and Blue Diamond dated as of June 30, 1993, as amended (the "Purchase Option Agreement") pursuant to which IVAC granted to Blue Diamond, subject to certain terms and conditions, the exclusive right and option to purchase the Resort (the "Resort Purchase Option"). The Resort Purchase Option became exercisable by Blue Diamond in May 1996 and expires in November 1996. The price that Blue Diamond must pay to IVAC in order to exercise the Resort Purchase Option is, at IVAC's sole and complete election, equal to (a) that number of Shares equal to (i) 2,210,714, as adjusted for certain events, plus a variable number of additional Shares or (ii) the sum of $30,950,000 divided by the share price of each Share as of the date of Blue Diamond's exercise of the Resort Purchase Option, plus a variable number of additional Shares or (b) cash in an amount equal to the sum of $30,950,000, plus a variable sum.

                 Also in connection with the execution of the Blue Diamond Stockholders Agreement, Mr. Roski, IVAC and the Issuer entered into that certain Stockholders Agreement dated as of June 30, 1993 (the "Boomtown Stockholders Agreement"). Pursuant to such agreement, Mr. Roski was appointed to the Issuer's Board of Directors and thereafter the Issuer is required to include Mr. Roski or another designee of IVAC in its slate of nominees for election to the Board until June 1, 1997. The Boomtown Stockholders Agreement also provides Mr. Roski and IVAC with certain registration rights with respect to the Shares beneficially owned by them and provides the Issuer with rights of first refusal with respect to certain transfers of the Shares beneficially owned by Mr. Roski and/or IVAC.

                 As described in Item 3 above, Mr. Roski acquired the 714,286 Shares pursuant to a the Stock Acquisition Agreement concurrently with the closing of the transactions contemplated by the Issuer's exercise of the Blue Diamond Stock Option.

                 In September 1995, Mr. Roski entered into a loan agreement with Comerica Bank - California ("CBC"). Pursuant to the loan agreement, Mr. Roski has the option of extending the maturity date of the loan if he agrees to pledge as collateral certain of his Shares to CBC. Currently, Mr. Roski's Shares are not pledged to CBC, though Mr. Roski may later choose to pledge such shares.

                 On August 12, 1996, Mr. Roski, the Issuer, Hollywood Park, Inc. ("Hollywood Park"), Blue Diamond, IVAC and Majestic entered into the Blue Diamond Swap Agreement (the "Swap Agreement"). The consummation of the Swap Agreement is conditioned upon, among other things, the consummation of the proposed merger between the Issuer and Hollywood Park (the "Merger"). Upon consummation of the Swap Agreement, Boomtown will, among other things (i) forego approximately $27 million in loans made to IVAC in connection with the construction and opening of the Resort and (ii) release all of its and Blue Diamond's interests in the Resort, and Mr. Roski will, among other things, (a) issue to Blue Diamond two promissory notes totaling in the aggregate $8,464,722, (b) allow Blue Diamond to terminate its lease of the Resort, and assume certain of Blue Diamond's obligations with respect to the operation of the Resort and (c) resign as a director of the Issuer, and surrender the stock options granted to Mr. Roski in his capacity as such. Additionally, upon consummation of the Swap Agreement, each of the Blue Diamond Stockholders Agreement, the Purchase Option Agreement and the Boomtown Stockholders Agreement will be terminated and the parties thereto will enter into mutual release.





                               Page 5 of 9 Pages
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                 Also on August 12, 1996, Mr. Roski and Hollywood Park entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which Mr. Roski agreed to sell 714,386 Shares to Hollywood Park in return for a $3,464,722 promissory note. The consummation of the Purchase Agreement is conditioned upon, among other things, the consummation of the Merger and the Swap Agreement.

                 The description of the terms of the Blue Diamond Stockholders Agreement, Purchase Option Agreement, Boomtown Stockholders Agreement, Stock Acquisition Agreement and Plan of Reorganization, Swap Agreement and Purchase Agreement set forth in this Schedule 13D does not purport to be a complete statement of the parties' rights and obligations, and is qualified in its entirety by reference to such agreements, which are set forth as Exhibits 1 to 8 hereto. Reference is made to such agreements for a complete description of the terms and provisions thereof and the agreement of the parties thereunder.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 Stockholders and Affiliates Agreement dated as of June 30, 1993 by and among Blue Diamond, Edward P. Roski, Sr., Mr. Roski, the Issuer, IVAC and Majestic (Exhibit 10.1)(1).

         Exhibit 99.2 First Amendment to and Clarification of Stockholders and Affiliates Agreement dated as of November 10, 1993 by and among Blue Diamond, Edward P. Roski, Sr., Mr. Roski, the Issuer, IVAC, the Roski Community Property Trust, the Roski Senior Revocable Trust and Majestic (Exhibit 10.21)(2).

         Exhibit 99.3 Purchase Option Agreement dated as of June 30, 1993 by and among IVAC, the Issuer and Blue Diamond (Exhibit 10.3)(1).

         Exhibit 99.4 Amendment to Purchase Option Agreement, Consent to Assignment dated as of November 10, 1993 by and among IVAC, the Issuer and Blue Diamond (Exhibit 10.25)(2).

         Exhibit 99.5 Boomtown Stockholders Agreement dated as of June 30, 1993 by and among the Issuer, IVAC and Mr. Roski (Exhibit 10.9)(1).

         Exhibit 99.6 Stock Acquisition Agreement and Plan of Reorganization dated as of June 30, 1994 by and between Mr. Roski and the Issuer (Exhibit
                                  1)(3).

         Exhibit 99.7 Blue Diamond Swap Agreement dated as of August 12, 1996 by and among the Issuer, Blue Diamond, Hollywood Park, Mr. Roski, IVAC and Majestic.

         Exhibit 99.8 Stock Purchase Agreement dated as of August 12, 1996 by and between Hollywood Park and Mr. Roski.

- ---------------------

(1) Incorporated by reference to the designated exhibit to the Issuer's Current Report on Form 8-K filed under Commission File No. 0-20648 on July 28, 1993.





                               Page 6 of 9 Pages

(2) Incorporated by reference to the exhibit to Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 1994.

(3) Incorporated by reference to the designated exhibit to Amendment No. 1 to Mr. Roski's Schedule 13D filed on August 11, 1994.





                               Page 7 of 9 Pages
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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          /s/ EDWARD P. ROSKI, JR.
                                        ----------------------------------
                                              Edward P. Roski, Jr.


Dated:  August 14, 1996





                               Page 8 of 9 Pages
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                                 EXHIBIT INDEX


         Exhibit 99.1 Stockholders and Affiliates Agreement dated as of June 30, 1993 by and among Blue Diamond, Edward P. Roski, Sr., Mr. Roski, the Issuer, IVAC and Majestic (Exhibit 10.1)(1).

         Exhibit 99.2 First Amendment to and Clarification of Stockholders and Affiliates Agreement dated as of November 10, 1993 by and among Blue Diamond, Edward P. Roski, Sr., Mr. Roski, the Issuer, IVAC, the Roski Community Property Trust, the Roski Senior Revocable Trust and Majestic (Exhibit 10.21)(2).

         Exhibit 99.3 Purchase Option Agreement dated as of June 30, 1993 by and among IVAC, the Issuer and Blue Diamond (Exhibit 10.3)(1).

         Exhibit 99.4 Amendment to Purchase Option Agreement, Consent to Assignment dated as of November 10, 1993 by and among IVAC, the Issuer and Blue Diamond (Exhibit 10.25)(2).

         Exhibit 99.5 Boomtown Stockholders Agreement dated as of June 30, 1993 by and among the Issuer, IVAC and Mr. Roski (Exhibit 10.9)(1).

         Exhibit 99.6 Stock Acquisition Agreement and Plan of Reorganization dated as of June 30, 1994 by and between Mr. Roski and the Issuer (Exhibit
                                  1)(3).

         Exhibit 99.7 Blue Diamond Swap Agreement dated as of August 12, 1996 by and among the Issuer, Blue Diamond, Hollywood Park, Mr. Roski, IVAC and Majestic.

         Exhibit 99.8 Stock Purchase Agreement dated as of August 12, 1996 by and between Hollywood Park and Mr. Roski.

- ---------------------

(1) Incorporated by reference to the designated exhibit to the Issuer's Current Report on Form 8-K filed under Commission File No. 0-20648 on July 28, 1993.

(2) Incorporated by reference to the exhibit to Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 1994.

(3) Incorporated by reference to the designated exhibit to Amendment No. 1 to Mr. Roski's Schedule 13D filed on August 11, 1994.





                               Page 9 of 9 Pages